Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0845 F: +1 202.637.3593 stephanihildebrandt@ eversheds-sutherland.com

June 20, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn:	Lisa Larkin, Esq.

Ken Ellington

Re:	Stellus Capital Investment Corporation

Registration Statement on Form N-2

Registration No. 333-231111

Dear Ms. Larkin and Mr. Ellington:

On behalf of Stellus Capital Investment Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on May 13, 2019 and May 22, 2019 relating to the Company’s Registration Statement on Form N-2 (Registration No. 333-231111) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where revisions to the prospectus are indicated in the Company’s responses set forth below, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement filed concurrently herewith.

Accounting Comments

1.	(Prospectus Summary) The Staff notes that certain outstanding debt figures are presented as of different periods. Please ensure that these amounts are presented consistently as of date of the Company’s most recently available financial statements.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

2.	(Fees and Expenses Table) The Staff is unable to confirm the expense example calculations. Please review and update as necessary or confirm that your calculations are correct.

Response: The Company advises the Staff that it has updated the Fees and Expenses Table with information as of March 31, 2019 and has revised the expense examples accordingly.

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Ms. Lisa Larkin, Esq Mr. Ken Ellington June 20, 2019 Page 2

3.	(Management’s Discussion and Analysis of Financial Condition and Results of Operations) Under the subheading “Provision for Taxes on Realized Gains” your disclosure states that the Company recorded an income tax provision on realized gain of $0.3 million for the year ended December 31, 2018, but also states that as of December 31, 2018, no tax liability related to taxes on realized gains were included on the Company’s Consolidated Statement of Assets and Liabilities. Please explain why the income tax provision on realized gain of $0.3 million was not included on the Company’s Consolidated Statement of Assets and Liabilities as of December 31, 2018.

Response: The Company advises the Staff that the Company incurred an income tax obligation with respect to realized gains in the amount of $0.3 million for the year ended December 31, 2018 that was paid prior to the end of that fiscal year. As a result, the Company did not have a liability with respect to income tax on realized gains as of December 31, 2018.

4.	(Senior Securities Table) Please review footnote 6 to the Senior Securities Table and revise to include 2018 among fiscal years referenced in the footnote.

Response: The Company has reviewed its disclosure and revised accordingly.

Legal Comments

1.	(Prospectus Cover Page) Please add the statement requested in Item 1.(1)(l) to Form N-2 with respect to electronic receipt of shareholder reports to the prospectus cover page.

Response: The Company advises the Staff that as a business development company, the Company is not subject to Section 30 of the 1940 Act and Rule 30e-3 thereunder. As a result, the amendment to Rule 30e-3 permitting registered closed end funds to comply with the provisions of Rule 30e-1 by electronic delivery are not applicable to the Company.

2.	(Prospectus Cover Page) Please update references to the Company’s net asset value per share to reflect the Company’s most recent financial information.

Response: The Company has revised the disclosure accordingly.

3.	(Prospectus Summary, Page 4) Please confirm that all of the agreements related to the Company’s senior secured revolving credit facility required to be filed by Form N-2 have been filed with or incorporated by reference into the Registration Statement.

Response: The Company confirms that all of the agreements related to the Company’s senior secured revolving credit facility that are required to be filed by Form N-2 have been filed with or incorporated by reference into the Registration Statement.

4.	(Risk Factors, Risks Related to Economic Conditions) Please consider updating the risk factor titled “Global economic, political and market conditions may adversely affect our business, results of operations and financial condition, including our revenue growth and profitability” as appropriate to reflect the current conditions relating to the United Kingdom’s resolution to leave the European Union.

Response: The Company has revised the disclosure accordingly.

Ms. Lisa Larkin, Esq Mr. Ken Ellington June 20, 2019 Page 3

5.	(Price Range of Common Stock and Distributions) Please review the format of the distributions table to ensure that all of the rows appear correctly on EDGAR.

Response: The Company has reviewed its disclosure and confirms that the table is formatted correctly in the version of the Registration Statement filed on EDGAR.

6.	(Management’s Discussion and Analysis of Financial Condition and Results of Operations) Please supplementally explain why the Company believes that it can cover its unfunded commitments.

Response: The Company advises the Staff that it believes that it has sufficient liquidity to cover its unfunded commitments in the form of existing cash on hand and available borrowing capacity under its senior secured revolving credit facility.

7.	(Management Agreements – Administration Agreement) Please disclose the total amount of payments under the Administration Agreement in each of the past three years.

Response: The Company has revised the disclosure accordingly.

8.	(Incorporation by Reference) Please revise the language under the heading “Incorporation by Reference” to track the language required by Item 12 of Form S-3.

Response: The Company has revised the disclosure accordingly.

* * *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845 or Adam Park at (713) 470-6123.

Sincerely,

/s/ Stephani M. Hildebrandt
Stephani M. Hildebrandt